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                          September 18, 2020

       David Nikzad
       President
       Ei.Ventures, Inc.
       1215 South Kihei Road, #424
       Kihei, HI 96753

                                                        Re: Ei.Ventures, Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted September
10, 2020
                                                            CIK 0001823182

       Dear Mr. Nikzad:

               Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your draft offering statement does not include financial statements, and audited financial statements are required for Tier 2 Form 1-A offerings.

              We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Travis Wilson